FEDERATED WORLD INVESTMENT SERIES, INC.

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 19, 2017

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:   FEDERATED WORLD INVESTMENT SERIES, INC. (the “Registrant”)

      Proposed Reorganization (“Reorganization”) of Federated InterContinental Fund

      (“FICF”) into Federated International Leaders Fund (“FILF”)

      1933 Act File No. 333-218132

     1940 Act File No. 811-7141

Dear Mr. Minore and Mr. Eskildsen:

The Registrant is filing this correspondence in response to your comments provided on June 13, 2017 with respect to its Preliminary Registration Statement on Form N-14, submitted on May 19, 2017.

COMMENT 1. Under the “Notice of Special Meeting of Shareholders,” the third paragraph describes that the Reorganization is expected to be tax-free for federal income tax purposes. Please clarify that there are tax consequences to shareholders and include an estimate, as of a recent date, of the capital gain distribution on a per share basis that is expected to result from the realignment of FICF’s portfolio.

RESPONSE:

As of April 30, 2017, FICF had estimated year-to-date realized gains of approximately $5,390,000, and unrealized gains of approximately $18,754,000. However, as of November 30, 2016, FICF had capital loss carryforwards totaling approximately $-262,488,519. After reviewing the anticipated realignment of the portfolio prior to Reorganization, based upon the market value of its portfolio holdings as of June 13, 2017, and given existing capital loss carryforwards, it is estimated that no capital gain distribution would be required following the pre-reorganization realignment of FICF’s portfolio. Accordingly, the Registrant respectfully declines to add disclosure to “Notice of Special Meeting of Shareholders,” regarding estimated capital gains. However, Registrant has revised disclosure under “TAX CONSEQUENCES Tax-Free Reorganization under The Code” as follows (revisions struck, additions underlined):

“Prior to the Reorganization, FICF will distribute to shareholders any previously undistributed ordinary income and net capital gains ~~accumulated prior to the Reorganization, which may be material given the potential for substantial changes to FICF’s portfolio prior to the Reorganization~~. Any such distributions will be taxable to FICF shareholders. ~~FILF will also distribute to its shareholders any previously undistributed net capital gains prior to the Reorganization.~~ Based upon the market value of its portfolio holdings as of June 13, 2017, and given existing capital loss carryforwards, it is estimated that no capital gain distribution would be required following the pre-reorganization realignment of FICF’s portfolio.”

COMMENT 2. Under the “Summary” section, please clarify and expand on the reference to “accrued liabilities” in the second paragraph to explain what amounts the investment adviser (“Adviser”) may retain, as permitted by the Investment Company Act of 1940 (“1940 Act”).

RESPONSE: The Registrant notes that the Adviser’s ability to retain payments related to accrued liabilities is vested in Federated’s complex-wide “Closed Fund Policy.” The application of the Closed Fund Policy with respect to the Reorganization was considered and approved by the Boards of FICF and FILF. The Closed Fund Policy was previously reviewed with the various Federated fund boards, including the Boards, and not specifically in connection with this Reorganization. The Registrant has revised its disclosure as follows (revisions struck, additions underlined):

“If the proposal is approved, under the Plan, FICF will transfer all, or substantially all, of its assets ~~(except for deferred or prepaid expenses to the extent that they do not have a continuing value to FILF, and which are not expected to be material in amount; and amounts reserved for payments of FICF’s liabilities and any additional cash received by FICF after the Closing Date in excess of accrued liabilities recorded on FICF’s books on or before the Closing Date that is retained by FICF’s investment adviser)~~ to FILF in exchange for Class A Shares, Class B Shares, Class C Shares, Institutional Shares and Class R6 Shares of FILF.  FICF will not transfer deferred or prepaid expenses, to the extent that they do not have a continuing value to FILF, and which are not expected to be material in amount.  FICF will be required to discharge all of its respective liabilities and obligations prior to consummation of the Reorganization.  In doing so, pursuant to a policy reviewed with the Board, FICF will set aside cash to satisfy its liabilities, which cash would be placed in a “closed fund pool” used to pay the expenses and not be transferred to FILF. If, after the Closing Date, additional cash in excess of accrued expenses recorded on FICF’s books on or before the Closing Date are received by or returned to FICF, such amounts would be placed into the closed fund pool to pay expenses or, if all expenses have been paid, amounts that do not impact shareholders may be retained by the Adviser and its affiliates in accordance with the policy.  Any amount impacting shareholders (i.e., that is not an expense accrual item) should be received by FILF as the surviving fund.  Moreover, any amounts received or returned that are not retained by FICF’s Adviser or its affiliates should be remitted to FILF as the surviving fund. FILF is expected to be the accounting survivor of the Reorganization.”

COMMENT 3. Under “Reasons for the Proposed Reorganization,” in the third bullet point, we note the following sentence:

“Given FICF’s large waiver positions and the fact that some or all of FICF is being operated at its applicable voluntary expense caps, the Adviser or its affiliate will indirectly pay the expenses that it would otherwise ask FICF to pay; and …”

Is there a target amount that the Adviser is expected to pay? Does FICF have an expense recoupment provision? If FICF has no recoupment provision, please disclose this and indicate that there will be no carryover of expenses. If FICF has a recoupment provision, disclose this and disclose a dollar amount.

RESPONSE: After further review by the Adviser and consideration by the Boards, it is recognized that both the direct proxy costs and the brokerage expenses associated with the Reorganization fall outside of the voluntary expense limitation and, as a result, will be borne by FICF and not the Adviser. The waiver is not applicable. The Registrant has revised this disclosure (and the corresponding disclosure appearing in “Board Considerations Relating to the Reorganization” sections) accordingly, as noted below.

“The effect on the net asset value of FICF as a result of the payment of the direct proxy and brokerage expenses would be approximately $0.0245 per share and $0.0216 per share, respectively.”

The Registrant confirms that neither FICF nor FILF have a recoupment program in which the Adviser has the ability to recoup amounts waived or reimbursed within three years of the expense waiver and/or reimbursement.

COMMENT 4. Under the section “Tax Consequences,” in the first sentence of the sub-section “Tax-Free Reorganization under the Code,” add disclosure that the receipt by each Fund of an opinion of counsel that the Reorganization will be considered “tax-free” is a non-waivable condition, pursuant to Item III. D. 2. under Staff Legal Bulletin No. 19 issued on October 14, 2011.

RESPONSE: The Registrant will revise the first sentence as follows (change underlined):

“As a non-waivable condition to the Reorganization, each Fund will receive an opinion of counsel that the Reorganization will be considered a “tax-free reorganization” …”

COMMENT 5. Accounting Comment. Under the section “Tax Consequences,” in the second paragraph of the sub-section “Distributions and the Treatment of Capital Loss Carryforwards and Realized Gains,” disclose the following as they relate to the realignment of FICF’s portfolio:

  Estimated percentage of FICF’s assets to be sold;
  Per share impact of the brokerage costs related to sale of FICF’s assets; and
  Total dollar amount and per share estimate of the realized capital gains resulting from the sale of FICF’s assets.

RESPONSE: In response to the Staff’s comment, the Registrant has clarified its disclosure on this matter as provided below (changes underlined). Corresponding changes have also been made to the “Reasons For The Proposed Reorganization” sub-section of the “Summary” section and to the “Board Considerations Relating to the Reorganization” sub-section of the “Information About The Reorganization” section.

“As noted above, shareholders generally will not incur capital gains or losses on the exchange of shares of FICF for shares of FILF as a result of the Reorganization. However, shareholders will incur capital gains or losses if they sell their shares of FICF before the Reorganization becomes effective or sell/exchange their shares of FILF after the Reorganization becomes effective. Shareholders will also be responsible for tax obligations associated with monthly, periodic or other dividend or capital gains distributions that occur prior to and after the Reorganization. Currently, FICF estimates that approximately 85-90% of its portfolio securities will be sold prior to the Reorganization with an estimated brokerage expense of $60,000 or $0.0216 per share. Based upon the market value of its portfolio holdings as of June 13, 2017, and given existing capital loss carryforwards, it is estimated that no capital gain distribution would be required following the pre-reorganization realignment of FICF’s portfolio.”

COMMENT 6. Under the section “Tax Consequences,” in the third paragraph of the sub-section “Distributions and the Treatment of Capital Loss Carryforwards and Realized Gains,” please confirm if FICF’s capital loss carryforwards are expiring on their own on the same date irrespective of the Reorganization. If this is true, disclose this. If FICF’s capital loss carryforwards are expiring as a result of the Reorganization, disclose this and also disclose if FICF’s Board considered this when determining to recommend the Reorganization to FICF’s shareholders.

RESPONSE: The Registrant notes that $250,482,645 of FICF’s capital loss carryforward is in the final year of its carry period and will therefore expire on the earlier of the Reorganization date (projected to be in August, 2017) or its upcoming tax year end (November 30, 2017). The remainder of its capital loss carryforward is not subject to expiration. Accordingly, the Registrant will include the below disclosure immediately following the third paragraph of the sub-section “Distributions and the Treatment of Capital Loss Carryforwards and Realized Gains:”

“FICF’s capital loss carryforwards that will expire as of the Closing Date are in the last year of their 8-year duration and are scheduled to expire, if the Reorganization does not occur, on the last day of FICF’s current taxable year, November 30, 2017. FICF’s current taxable year will end as of the Closing Date if the Reorganization occurs prior to November 30, 2017, as currently expected, resulting in the expiration of the carryforwards scheduled to expire at the end of the current year.  FICF may use a portion of these capital loss carryforwards prior to the Closing Date to offset capital gains realized upon the disposition of securities in advance of the Reorganization.”

COMMENT 7. Under the section “Comparison of Investment Limitations,” in the FILF “Concentration” limitation, it states that the Fund “may concentrate its investments in issuers in the financial services industries.” A fund may not reserve freedom of action to concentrate. The statement should be revised to say that the Fund “will concentrate its investments in the financial services industries” and FILF must abide by this going forward.

RESPONSE: The Registrant respectfully notes that the Concentration limitation is fundamental and may only be changed with approval of shareholders. Therefore, the Registrant is unable to change the language as described above without seeking shareholder approval.

FILF does not concentrate its investments in issuers in the financial services industries. Accordingly, FILF has also adopted a non-fundamental investment policy by which it states that the Fund does not intend to concentrate its investments in the financial services industry.

COMMENT 8. Under the section “Comparison of Investment Limitations,” in the FILF “Additional Information” disclosure, the second bullet point discloses that FILF’s “investments in bank instruments, and investments in certain industrial development bonds funded by activities in a single industry will be deemed to constitute investment in an industry, except when held for temporary defensive purposes.” Please explain why these investments constitute defensive investments and why it would be appropriate to carve these investments out of the concentration policy.

RESPONSE: The Registrant notes that this disclosure, which is a non-fundamental investment policy, is intended to operate as a standard carve-out for investments made for temporary and/or defensive purposes (at which time the Fund may deviate from its stated investment strategy). However, in response to the Staff’s comment, the Registrant represents that Federated will undertake to propose to the Fund’s Board to approve the removal of this policy and, if approved, this disclosure will be removed by supplement following the Fund’s August Board meeting.

COMMENT 9. Under the section “Comparative Fee Tables,” please add disclosure that, while a shareholder will not pay any sales charges in connection with the Reorganization, a shareholder will be subject to sales charges for any future transactions in FILF, as applicable.

RESPONSE: The Registrant will revise the following sentence as follows (changes underlined):

“You will not pay any sales charges in connection with the Reorganization. Future transactions in FILF will be subject to applicable sales charges.”

COMMENT 10. Under the section “Comparative Fee Tables,” please reformat the Fee Tables so that they show FICF and FILF operating expenses and pro forma expenses side-by-side.

RESPONSE: The Registrant respectfully submits that the Fee Table presentations are fair and accurate and will be further revised to include the Shareholder Fees section in response to Comment 11, below. The Registrant notes that there is no Form N-14 or related rule requirement as to the Fee Table presentation and believes that the standard is ease of shareholder review and understanding. The Fee Tables in the Form N-1A registration statements of FICF and FILF are in a combined format and are, therefore, what shareholders have been provided in the past. In addition, the Registrant believes that the number of share classes to present for both FICF and FILF make a combined presentation more readable and understandable.

COMMENT 11. Accounting Comment. Under the section “Comparative Fee Tables,” please explain why the Shareholder Fees section of the Fee Tables are not disclosed.

RESPONSE: The Registrant will revise the “Comparative Fee Tables” to include the Shareholder Fees as requested.

COMMENT 12. Accounting Comment. Under the section “Comparative Fee Tables,” please confirm that all fees are still current per Item 3 of

Form N-14.

RESPONSE: The Registrant confirms that all fees disclosed remain current per Item 3 of Form N-14. Additionally, the Registrant notes that the footnote to the FICF expense table has been revised to reflect the estimated proxy and brokerage expenses related to the Reorganization.

COMMENT 13. Under the section “Comparative Fee Tables,” please confirm that the Adviser will not recoup amounts waived or reimbursed.

RESPONSE: The Registrant confirms that neither FICF nor FILF have a recoupment program in which the Adviser has the ability to recoup amounts waived or reimbursed within three years of the expense waiver and/or reimbursement.

COMMENT 14. Under the section “Information About the Reorganization,” in the sub-section “Cost of the Reorganization,” we note the first sentence references Article IX of the Plan of Reorganization and “as summarized below.” Where is the summary “below”?

RESPONSE: The Registrant will add a paragraph break following the word “below” so that a new paragraph will begin with “Reorganization expenses include, without limitation …” The summary follows.

COMMENT 15. Under the section “Information About the Reorganization,” in the sub-section “Cost of the Reorganization,” we note the following disclosure:

“In connection with the Reorganization, indirect costs could include, for example, brokerage costs to-be-incurred in selling securities that are incompatible with FILF’s portfolio.”

Please clarify this disclosure and identify other categories of indirect costs or stated that these are the only such costs.

RESPONSE: The Registrant has revised its disclosure as follows.

“The indirect costs in connection with the Reorganization are the brokerage costs to be incurred in selling securities prior to the Reorganization to better align with FILF’s portfolio.”

COMMENT 16. Under the section “Information About the Reorganization,” in the sub-section “Description of FILF’s Share Classes and Capitalization,” will the brokerage and proxy costs expected to be incurred result in less than a penny per share? Please add disclosure to make this clear. If costs expected to be incurred result in more than a penny per share, add a pro forma adjustments column to the capitalization table and revise the related disclosures regarding share dilution, including the disclosure under the section “Board Considerations Relating to the Reorganization.”

RESPONSE: The capitalization table presented under the section “Information About the Reorganization,” has been updated to include a specific line item titled “Reorganization Costs” to highlight the combined proxy and brokerage expenses to be paid by FICF at a per-class level. This new line item in the table includes a footnote which describes the estimated per-share impact of the expenses as also disclosed elsewhere in the proxy statement.

However, the Registrant respectfully declines to amend the section “Board Considerations Relating to the Reorganization,” because there is no dilution. In the proposing release for Rule 17a-8, the U.S. Securities and Exchange Commission (“Commission”) explained that, in order to satisfy the non-dilution provision, “most mergers are effected on the basis of each merging fund’s net asset value (“NAV”), as determined for the purpose of daily pricing under [SEC rules].” Proposed Rule: Investment Company Mergers, Investment Company Act Release No. 25259, § II(A)(1) (Nov. 9, 2001). This is precisely what will occur with respect to the Reorganization. Accordingly, there will be no dilution to shareholders in the transaction because, at the time of the Reorganization, FICF shareholders will become the owners of shares of FILF having a dollar value equal to the total dollar value of his or her holdings in FICF on the date of the Reorganization.

Consistent with guidance from the Commission, the proxy and brokerage expenses relating to the Reorganization are (and indeed were) a relevant consideration for the Board with respect to its finding that the Reorganization is in the best interests of the FICF and FILF. See id. This consideration is disclosed in the “Board Considerations Related To The Reorganization” sub-section of the “Information About The Reorganization” section and has been revised by the Registrant to include such estimated expenses. Here, FICF bearing the proxy and brokerage expenses related to the Reorganization is balanced against the benefits to FICF shareholders received through completion of the Reorganization transaction; namely: investment in a fund with greater assets, lower or the same gross and net share class expenses, a stronger overall performance record, and a similar broad market investment style. The Registrant believes that the section “Board Considerations Relating to the Reorganization,” as revised, accurately reflects this consideration.

COMMENT 17. Under the introductory paragraph in the section “Comparative Information on Shareholder Rights,” we note the following disclosure:

“The rights of shareholders of FILF and FICF are set forth in their respective Article of Incorporation or Declaration of Trust and Bylaws. Set forth below is a brief summary of the significant rights of shareholders of FILF and shareholders of FICF.”

Please change the word “significant” to “material” and, as a result, add any additional comparisons that would be considered material.

RESPONSE: The Registrant will change the word “significant” to “material” and confirms that all shareholder rights of FILF and FICF have been compared, not just those that are considered significant.

COMMENT 18. Under the section “Proxies, Quorum and Voting at the Special Meeting,” the SEC’s Mergers and Acquisitions Division takes the view that, pursuant to Proxy Regulation 14a-4(c)(3), the Proxy Card should contain a proposal requesting shareholders to cast a vote for adjournment. In the absence of this, make it clear in your correspondence responding to comments that there is no discretionary authority involved and that the Registrant is not relying upon Proxy Regulation 14a-4(c)(3).

RESPONSE: The Registrant is not relying upon Proxy Regulation 14a-4(c)(3) as it relates to the subject of adjournment as designated proxy-holders are not vested with any discretion with respect to adjournment. The proxy card contains a single, substantive proposal for shareholder consideration (i.e., whether or not to approve the Reorganization). Highlighted on the card (and also in the Notice, in the “Proxies, Quorum and Voting at Special Meeting” section and also under the “Shareholder Communications and Other Matters” section) is the following disclosure: “Any such vote in FAVOR or AGAINST the Proposal(s) will authorize the persons named as proxies to vote accordingly in FAVOR or AGAINST any adjournment of the Special Meeting.”

As such, shareholders make their will known with respect to adjournment by the manner in which they respond to the substantive Reorganization proposal. Moreover, by operation of these instructions, the designated proxy-holders are required to abide by the vote of the shareholder. Additionally, abstentions and broker “non-votes” will be treated as shares that are present but which have not been voted and will, therefore, have the effect of a “no” vote both with respect to the substantive Reorganization proposal and any attendant adjournment.

Accordingly, adjournment of the Special Meeting is not a discretionary event for which specific solicitation is required.

The Registrant has clarified its disclosure as follows (changes underlined).

“If a quorum is not present, the persons named as proxies shall vote those proxies that have been received to adjourn the Special Meeting from time to time to be held at the same place without further notice than by announcement to be given at the special meeting until a quorum shall be present. In the event that a quorum is present but sufficient votes in favor of the proposal have not been received, the persons named as proxies shall vote AGAINST an adjournment those proxies that they are required to vote against the proposal, and will vote in FAVOR of such an adjournment all other proxies that they are authorized to vote. If a quorum is achieved and a majority of the shareholders vote against the proposal, the Reorganization will not occur at this time and the Board will consider alternatives such as liquidating FICF.”

COMMENT 19. Accounting Comment. In the Statement of Additional Information, please add disclosure to confirm why pro forma financial statements are not provided.

RESPONSE: The Registrant will add the following disclosure to the Statement of Additional Information:

“Pro Forma Financial Information

Pro forma financial information is not included in this Statement of Additional Information because it is not required under applicable SEC rules as FICF’s net asset value did not exceed 10% of FILF’s net asset value, both of which were measured as of a date within thirty days prior to the date of the filing of this registration statement in accordance with Instruction 2 to Item 14 of Form N-14.”

COMMENT 20. In the exhibits accompanying the registration statement, we note that the Legality of Shares Opinion is not accompanied by a consent of counsel, pursuant to Staff Legal Bulletin No. 19. Please provide an undertaking that upon effectiveness of the N-14, the Legality of Shares Opinion and Consent will be filed with the required consent of counsel as an exhibit to a post-effective amendment referencing the 1933 Act registration number of the N-14.

RESPONSE: The Registrant and its counsel will respond as requested.

COMMENT 21. In Item 17 of Part C, please revise the third undertaking to reflect the requirements of Staff Legal Bulletin No. 19 to be filed in a post-effective amendment referencing the 1933 Act registration number of the N-14.

RESPONSE: The Registrant will respond as requested and will make the following disclosure (changes underlined) in Item 17 of the post-effective amendment:

Item 17. Undertakings

“3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item (16)(12) of Form N-14 prior to the closing date of the reorganization.”

COMMENT 22. On the Signature Page, please confirm that Lori Hensler has signed the registration statement in the capacities of Principal Financial Officer, Principal Accounting Officer and Comptroller pursuant to the requirements of Section 6(a) of the Securities Act of 1933.

RESPONSE: The Registrant acknowledges that pursuant to Section 6(a) of the Securities Act of 1933, an issuer’s comptroller or principal accounting officer, in addition to the principal financial officer, is required to sign the registration statement. The Registrant confirms that Ms. Hensler is the Registrant’s Treasurer and according to the Registrant’s By-laws, the Treasurer “shall be the principal financial and accounting officer of the Corporation and have supervision of the custody of all funds and securities of the Corporation, subject to applicable law and perform such other duties as may be from time to time assigned by the Board of Directors, the Executive Committee, or the President.” As such, Ms. Hensler fulfills the role of the Principal Financial Officer and Principal Accounting Officer and signs the registration statement in both capacities as “Treasurer (Principal Financial Officer).” Going forward, to clarify and to be consistent with the Fund’s By-laws, the Registrant will have Ms. Hensler sign the registration statement as “Treasurer (Principal Financial Officer/Principal Accounting Officer).”

If you have any questions, please do not hesitate to contact me at (412) 288-1165.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal

Federated Investors, Inc.